EXHIBIT 4.1

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

OF US ONCOLOGY, INC.

This Amendment No. 1, dated as of March 20, 2004, amends the Rights Agreement dated as of May 29, 1997 (as amended and in effect from time to time, the “Rights Agreement”), between US Oncology, Inc., a Delaware corporation (the “Corporation”), and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”). Terms not otherwise defined herein shall have the meanings assigned to such terms in the Rights Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Corporation has approved an amendment of certain provisions of the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. Amendments to Section 1 of the Rights Agreement.

(a)	Additional Definitions. Section 1 of the Rights Agreement is hereby amended by inserting the following subsections at the end of such Section 1:

“(x) “Management Participants” shall have the meaning set forth in the Merger Agreement.”

“(y) “Merger” shall have the meaning set forth in the Merger Agreement.”

“(z) “Merger Agreement” shall mean the Agreement and Plan of Merger dated as of March [            ], 2004 among Oiler Holding Company, Oiler Acquisition Corp. and the Corporation, as amended from time to time.”

“(aa) “Sponsor” means Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership.”

(b)	Amendment to Definition of “Acquiring Person.” Section 1(a) is amended by inserting the following sentence at the end of such Section 1(a):

“Notwithstanding anything in this Section 1(a) to the contrary, none of (i) the Sponsor, Oiler Holding Company, Oiler Acquisition Corp., (ii) the Management Participants and (iii) the respective subsidiaries, Associates, Affiliates, spouses, general partners and limited partners of the Persons described in clauses (i) and (ii) (the Persons described in clauses (i), (ii) and (iii) collectively the “Exempted Persons”) either individually, collectively or in any combination shall be or be deemed to be an Acquiring Person by virtue of or as a result of (A) any agreements, arrangements or understandings among all or any of the Exempted Persons in connection with the Merger Agreement, the transactions contemplated thereby or the ownership of Oiler Holding Company, (B) the execution of the Merger Agreement, (C) the acquisition of any shares of capital stock of the Corporation pursuant to the Merger Agreement or the consummation of the Merger, or (D) the consummation of the other transactions contemplated by the Merger Agreement (the transactions described in clauses (A), (B), (C) and (D), the “Exempted Transactions”).”

2. Amendment to Definition of “Beneficial Owner.” Section 1(d) of the Rights Agreement is hereby amended by inserting the following sentence at the end of such Section1(d):

“Notwithstanding anything in this Section 1(d) to the contrary, none of the Exempted Persons, either individually, collectively or in any combination, shall be deemed to be a beneficial owner of or to beneficially own any securities beneficially owned, directly or indirectly, by any other Exempted Person solely by virtue of or as a result of any Exempted Transaction.”

3. Amendment to Definition of “Stock Acquisition Date.” Section 1(r) of the Rights Agreement is hereby amended by inserting the following sentence at the end of such Section 1(r):

“Notwithstanding anything in this Section 1(r) to the contrary, a Stock Acquisition Date shall not be deemed to have occurred by virtue of or as a result of the public announcement of any Exempted Transaction.”

4. Amendment to Section 3(a). Section 3(a) of the Rights Agreement is hereby amended by inserting the following sentence at the end of such Section 3(a):

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred by virtue of or as a result of any Exempted Transaction.”

5. Amendment to Section 7. Section 7(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-thousandths of a Preferred Share (or other securities, as the case may be) as to which such surrendered Rights are exercised, the earliest of (i) the close of business on May 16, 2007 (the “Final Expiration Date”), (ii) immediately prior to the effective time of the Merger, but only if such effective time shall occur or (iii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”).”

6. Amendment to Section 23. Section 23(b) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(b) [Intentionally Omitted].”

7. Amendment to Section 27. Section 27 of the Rights Agreement is hereby amended by deleting the last sentence thereof.

8. Addition of Section 35. The Rights Agreement is hereby amended by adding the following Section 35 to the end of the Rights Agreement:

“Section XXXV. Termination. Immediately prior to the effective time of the Merger, but only if such effective time shall occur, (a) the Rights Agreement shall be terminated and be without any further force or effect, (b) none of the parties to the Rights Agreement will have any rights, obligations or liabilities thereunder and (c) the holders of the Rights shall not be entitled to any benefits, rights or other interests under the Rights Agreement, including, without limitation, the right to purchase or otherwise acquire Preferred Shares or any other securities of the Corporation. Notwithstanding the foregoing, Section 18 hereof shall survive the termination of the Rights Agreement.”

9. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

10. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. This Amendment may be executed in any number of counterparts, each of such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Rights Agreement to be duly executed as of the day and year first above written.

US ONCOLOGY, INC.

By:	/s/ R. Dale Ross

Title:	Chairman and Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Geraldine M. Zarbo

Title:	Vice President

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